Item 77I - 	Deutsche Global Inflation Fund,
Deutsche GNMA Fund, Deutsche
High Income Fund, and Deutsche
Short Duration Fund (each, a series
of Deutsche Income Trust)
Class T Shares
Class T shares for Deutsche Global Inflation Fund,
Deutsche GNMA Fund, Deutsche High Income Fund and Deutsche Short Duration Fund became effective on February 1, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of May 23, 2017, Class T shares were not available for purchase.
Deutsche Global Inflation Fund (the "Fund")
Liquidation
Upon the recommendation of the Advisor, the Fund's
Board of Trustees has authorized the Fund's termination and liquidation, effective on or about November 3, 2017
(the "Liquidation Date"). Accordingly, the Fund will redeem all of its outstanding shares on the Liquidation
Date. Effective October 13, 2017, in connection with the liquidation, the Fund, with certain exceptions, will be closed to new investors.